UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                              NET PERCEPTIONS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    182707109
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                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 22, 2006
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D/A

----------------------------------------                   ---------------------
CUSIP No. 182707109                                        Page 2 of 10 Pages
----------------------------------------                   ---------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Warren B. Kanders

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|X|

                                                                          (b)|_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 13,902,300
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               13,902,300
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,902,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.7%
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  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

----------------------------------------                  ----------------------
CUSIP No. 182707109                                       Page 3 of 10 Pages
----------------------------------------                  ----------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Kanders & Company, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 13,902,300*
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               13,902,300*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,902,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
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     * Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

----------------------------------------                  ----------------------
CUSIP No. 182707109                                       Page 4 of 10 Pages
----------------------------------------                  ----------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Olden Acquisition LLC

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 5,628,300*
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               5,628,300*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,628,300
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
   * Kanders & Company, Inc. is the sole member and Warren B. Kanders is the sole manager of Olden Acquisition LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, $0.0001 par value (the "Common Stock"), of Net Perceptions, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends the initial statement on Schedule 13D dated April 21, 2004 (the "Schedule 13D"), of Warren
B. Kanders, Kanders & Company, Inc. and Olden Acquisition LLC. Capitalized terms used in this Amendment No. 1 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

      Item 1 of the Schedule 13D is deleted in its entirety and replaced with the following:

      This Amendment No. 1 relates to the Common Stock of the Company. The address of the principal executive offices of the Company is One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

      Item 2 of the Schedule 13D is deleted in its entirety and replaced with the following:

      (a) This statement is being filed by Olden Acquisition LLC ("Olden"), Kanders & Company, Inc. ("Kanders & Company"), and Warren B. Kanders ("Kanders", and together with Olden and Kanders & Company, collectively referred to as the "Reporting Persons").

      (b) (i)   The business address of Olden is:

                c/o Kanders & Company, Inc.
                One Landmark Square, 22nd Floor
                Stamford, Connecticut 06901

          (ii)  The business address of Kanders & Company is:

                One Landmark Square, 22nd Floor
                Stamford, Connecticut 06901

          (iii) The business address of Kanders is:

                c/o Kanders & Company, Inc.
                One Landmark Square, 22nd Floor
                Stamford, Connecticut 06901

      (c) (i) Kanders' principal occupation is president of Kanders & Company, and he is a director, executive and/or consultant to public companies in which he has an investment

          (ii) Kanders & Company is a Delaware corporation established as an investment vehicle and as a financial consultant. It is the sole member of Olden.

          (iii) Olden is a private investment limited liability company organized under the laws of the State of Delaware.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Kanders is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

      The shares of Common Stock described in Item 4 of this Amendment No. 1 are deemed to be beneficially owned by Kanders & Company and Kanders as a result of Kanders & Company entering into an Equity Compensation Agreement with the Company (the "Compensation Agreement"), which is more fully described in Item 4 below. Kanders & Company was granted the shares described below as consideration for prior strategic, consulting, investment banking and advisory services rendered by Kanders & Company to the Company in connection with Company's asset redeployment strategy. There were no funds paid by Kanders & Company, other than the services described above, as consideration for the issuance of the shares of Common Stock to Kanders & Company under the Compensation Agreement.

Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

      On September 22, 2006, the Company entered into the Compensation Agreement with Kanders & Company pursuant to which the Company issued 8,274,000 shares of Common Stock to Kanders & Company for prior strategic, consulting, investment banking and advisory services rendered by Kanders & Company to the Company in connection with the Company's asset redeployment strategy. Kanders & Company will receive no cash payment for its services pursuant to the Compensation Agreement, other than reimbursement for out-of-pocket expenses. Pursuant to the terms and conditions of the Compensation Agreement, the Company granted "demand" and "piggyback" registration rights to Kanders & Company with respect to the shares of Common Stock that are issuable under the Compensation Agreement. The foregoing description of the Compensation Agreement is qualified by reference to the actual terms of the Compensation Agreement, a copy of which was filed
Exhibit 10.1 of the Company's Current Report on Form 8-K dated September 22, 2006 and is incorporated herein by reference.

      The Reporting Persons currently intend to hold the shares of Common Stock for investment purposes. The Reporting Persons do not currently have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

      However, the Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including, but not limited to, the Company's business, financial condition, results of operations, prospects and stock price, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities, with a view towards possibly engaging in any one or more of the transactions described in Item 4 of Schedule 13D. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Company's common stock by the Securities Act of 1933, as amended and applicable state securities or "blue sky" laws and, to the extent applicable, Company trading policies.

      The Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Reporting Persons also reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

      As a result of the issuance of the shares pursuant to the Compensation Agreement, Kanders & Company and Kanders may be deemed to beneficially own 13,902,300 shares of Common Stock, which includes 5,628,300 shares of Common Stock into which the Note is convertible. This constitutes 29.7% of the outstanding shares of Common Stock of the Company, which is based upon 46,733,996 shares of Common Stock outstanding or deemed outstanding pursuant to Rule 13d-3 as of the date hereof, consisting of (i) 29,078,755 shares outstanding as of August 1, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2006, (ii) 223,529 shares issued after August 1, 2006 to directors and officers of the Company, (iii) the 8,274,000 shares of Common Stock issued to Kanders & Company pursuant to the Compensation Agreement, (iv) 3,529,412 shares issued in connection with the closing of the Company's acquisition of Concord Steel, as reported in the Company's Current Report on Form 8-K dated October 3, 2006, and (v) 5,628,300 shares issuable upon conversion of the Note held by Olden. Kanders & Company and Kanders may be deemed to share the power to vote and the power to dispose of the shares of Common Stock reported hereby. Kanders & Company and Kanders do not currently have the sole power to vote or dispose or direct the disposition of such shares of Common Stock.

      Mr. Kanders disclaims beneficial ownership with respect to the 5,628,300 shares held by Olden and 8,274,000 shares held by Kanders & Company, for purposes of Section 13(d) of the Exchange Act of 1934, Section 16 of the Exchange Act or for any other purpose.

      Except as provided in this Amendment No. 1, there have been no transactions in the shares of Common Stock in the past 60 days by the Amendment No. 1 Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      None other than as described in Items 3 and 4 of this Amendment No. 1 and below.

      On September 22, 2006, the Company entered into a five year consulting agreement (the "Consulting Agreement") with Kanders & Company, which became effective on October 3, 2006. In addition, on such date, Mr. Kanders resigned as Executive Chairman of the Company's Board of Directors and was elected to the position of non-executive Chairman of the Board of Directors. The Consulting Agreement provides that Kanders & Company will render investment banking and financial advisory services to the Company on a non-exclusive basis, including strategic planning, assisting in the development and structuring of corporate debt and equity financings, introductions to sources of capital, guidance and advice as to (i) potential targets for mergers and acquisitions, joint ventures, and strategic alliances, including facilitating the negotiations in connection with such transactions, (ii) capital and operational restructuring, and (iii) shareholder relations.

      The Consulting Agreement provides for Kanders & Company to receive a fee equal to (i) $500,000 in cash per annum during the term of the Consulting Agreement, payable monthly, and (ii) 1% of the amount by which the Company's revenues as reported in the Company's Form 10-K, or if no such report is filed by the Company, as reflected in the Company's audited financial statements for the fiscal year in question, exceeds $60,000,000, payable in shares of common stock of the Company (the "Stock Fee") valued at the weighted average price of the Company's Common Stock for the fiscal year in question. Upon a "change-in-control" (as defined in the Consulting Agreement), Kanders & Company will be entitled to a one-time lump sum cash payment equal to three times the average amount Kanders & Company received during the two fiscal years preceding such "change-in-control," subject to certain limitations as set forth in the Consulting Agreement. Upon the death or permanent disability of Mr. Kanders, the Company agreed to make a one time lump sum cash payment to Kanders & Company equal to that amount Kanders & Company would be entitled to receive upon a "change-in-control". Upon payment of the amounts due to Kanders & Company either upon the occurrence of a "change-in-control", or upon the death or permanent disability of Mr. Kanders, the Consulting Agreement will terminate. The foregoing description of the Consulting Agreement is qualified by reference to the actual terms of the Consulting Agreement. A copy of the Consulting Agreement has been filed with the Securities and Exchange Commission as Exhibit 10.2 of the Company's Current Report on Form 8-K dated September 22, 2006, and is incorporated herein by reference.

      As of October 3, 2006, Kanders entered into a lock-up agreement (the "Lock-up Agreement") with the Company pursuant to which he agreed not to sell any shares of Common Stock, now owned (directly or indirectly) or hereafter acquired, for a period of three years ending October 3, 2006. The Board of Directors of the Company, in its discretion, may waive the provisions of the Lock-up Agreement. The foregoing description of the Lock-up Agreement is qualified by reference to the actual terms of the Lock-up Agreement, a copy of which is filed herewith as Exhibit 4 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement dated April 28, 2004, among the reporting persons, which is incorporated herein by reference to Exhibit 1 of Schedule 13D filed by the reporting person on April 30, 2004.

         Exhibit 2: Equity Compensation Agreement, dated September 22, 2006, by and between Net Perceptions, Inc. and Kanders & Company, Inc., which is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated September 22, 2006.

         Exhibit 3: Consulting Agreement, dated September 22, 2006, by and between Net Perceptions, Inc. and Kanders & Company, Inc., which is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated September 22, 2006.

         Exhibit 4: Lock-up Agreement dated as of October 3, 2006, between the Company and Kanders & Company.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2006


                                       /s/ Warren B. Kanders
                                       -----------------------------------------
                                       Warren B. Kanders


                                       KANDERS & COMPANY, INC.


                                       By: /s/ Warren B. Kanders
                                           -------------------------------------
                                           Name: Warren B. Kanders, President


                                       OLDEN ACQUISITION LLC


                                       By: /s/ Warren B. Kanders
                                           -------------------------------------
                                           Warren B. Kanders, Manager